Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D	Tel	:	+(65) 6362 2838
Street 2	Fax	:	+(65) 6362 2938
Singapore 738406	Registration No. 198703584K
www.charteredsemi.com
NOTICE OF TWENTIETH ANNUAL GENERAL MEETING
To Be Held On April 30, 2008
To Our Shareholders,
You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the Twentieth Annual General Meeting (the “Annual General Meeting”) of Chartered Semiconductor Manufacturing Ltd. (the “Company”) to be held in Singapore on Wednesday, April 30, 2008 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time) for the following purposes:
ROUTINE BUSINESS
1)	To adopt the Audited Accounts of the Company for the year ended December 31, 2007, including the reports of the Directors and the Auditors.

2)	To re-elect the following Directors retiring pursuant to Article 94 of the Company’s Articles of Association and who, being eligible, offer themselves for re-election:
(i)	Mr. James A. Norling
(ii)	Mr. Chia Song Hwee
3)	(a)	To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 and for this purpose to consider and, if thought fit, to pass with or without modifications the following resolutions, which will be proposed as Ordinary Resolutions:
(i)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

(ii)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Andre Borrel be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

(iii)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Pasquale Pistorio be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”

(iv)	“That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Maurizio Ghirga be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.”
(b)	To record the retirement of Dr. Tsugio Makimoto, a Director ceasing to hold office pursuant to Section 153(2) of the Companies Act, Chapter 50.
4)	To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.
5)	(a)	To approve Directors’ fees of $569,833 for the year ended December 31, 2007 (Directors’ fees were $591,000 for the year ended December 31, 2006).
(b)	To approve Directors’ fees of up to $585,000 for the year ending December 31, 2008.

SPECIAL BUSINESS
To consider and, if thought fit, to pass with or without modifications the following resolutions, of which Resolutions 6(a) to (g) will be proposed as ordinary resolutions and Resolution 7) will be proposed as a special resolution:
6)	Ordinary Resolutions — Allotment and Issue of Shares and Securities
(a)	Authority to Allot and Issue Shares pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

(b)	Authority to Create and Issue Securities and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50

That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:
(i)	(aa)	create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;
(bb)	create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;
(ii)	allot and issue from time to time:
(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and
(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

(c)	Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Company’s Share Option Plan 1999 (the “1999 Option Plan”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the 1999 Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the 1999 Option Plan, as amended and restated.

(d)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the Chartered ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the Chartered ESPP 2004.

(e)	Authority to Offer and Grant Purchase Rights and to Allot and Issue Additional Shares Pursuant to the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the SMP ESPP 2004, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the SMP ESPP 2004.

(f)	Authority to Offer and Grant Restricted Share Units and to Allot and Issue Additional Shares Pursuant to the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007 (the “Restricted Share Unit Plan 2007”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant restricted share units (“RSUs”) in accordance with the provisions of the Restricted Share Unit Plan 2007, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the Restricted Share Unit Plan 2007 and the RSU Agreements (as defined in the Restricted Share Unit Plan 2007).

(g)	Authority to Offer and Grant Performance Share Units and to Allot and Issue Additional Shares Pursuant to the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007 (the “Performance Share Unit Plan 2007”)

That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant performance share units (“PSUs”) in accordance with the provisions of the Performance Share Unit Plan 2007, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the Performance Share Unit Plan 2007 and the PSU Agreements (as defined in the Performance Share Unit Plan 2007).

7)	Special Resolution — Proposed Alterations to the Articles of Association

That:
(i)	Article 90 of the Articles of Association of the Company be altered; and

(ii)	Articles 149 and 150 be re-numbered as Articles 148 and 149 respectively,

in the manner as set out in the Proxy Statement dated March 28, 2008 in respect of the Annual General Meeting.

8)	To transact any other business as may be properly transacted at an annual general meeting.
The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.
The Board of Directors has fixed the close of business on February 29, 2008 as the date for determining those holders of ordinary shares and convertible redeemable preference shares (“CRPS”)(collectively, the “Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company’s 2007 Annual Report to Shareholders (the “Annual Report”).
NOTES:
(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A holder of ordinary shares who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 30, 2008 shall be entitled to vote in person or by proxy at the Annual General Meeting.

(3)	Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.

(4)	None of the proposed resolutions to be voted at the Annual General Meeting relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore not entitled to attend and vote at the Annual General Meeting.

(5)	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(6)	The Company is subject to the continuing Nasdaq Global Select Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
March 28, 2008

For the convenience of those Shareholders who wish to attend the Annual General Meeting and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the Annual General Meeting.
For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:00 a.m. SHARP. Kindly refer to the location map below.
For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM” at the windscreen of the bus, will leave at 10:30 a.m. SHARP.
The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the Annual General Meeting.

Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D	Tel	:	+(65) 6362 2838
Street 2	Fax	:	+(65) 6362 2938
Singapore 738406	Registration No. 198703584K
www.charteredsemi.com
PROXY STATEMENT
TWENTIETH ANNUAL GENERAL MEETING
To Be Held On April 30, 2008
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Chartered Semiconductor Manufacturing Ltd (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held in Singapore on Wednesday, April 30, 2008 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11:00 a.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
This Proxy Statement, the accompanying instrument appointing a proxy or proxies, the Notice of Annual General Meeting and the Company’s 2007 Annual Report to Shareholders (the “Annual Report”) were mailed to Shareholders on or about March 28, 2008.
In this Proxy Statement and the Notice of Annual General Meeting, references to “S$” shall mean Singapore dollars, the legal currency of Singapore and references to “$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars based on the exchange rate of S$1.4536 = $1.00 as of December 31, 2007. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.
Shareholders Entitled to Notice of Annual General Meeting and Vote
The Board has fixed the close of business on February 29, 2008 as the date for determining those holders of ordinary shares and convertible redeemable preference shares (“CRPS”) (collectively, the “Shareholders”) who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report.
A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members).
A holder of Ordinary Shares (“Ordinary Shareholder”) who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on April 30, 2008 shall be entitled to vote in person or by proxy at the Annual General Meeting.
Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.
None of the proposed resolutions to be voted at the Annual General Meeting relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore, not entitled to attend and vote at the Annual General Meeting.
As at December 31, 2007, the Company had 2,539,625,807 ordinary shares and 28,350 CRPS issued and outstanding.

Proxies
To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be an Ordinary Shareholder and Ordinary Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.
A proxy given pursuant to this solicitation may be revoked by the Ordinary Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Ordinary Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Ordinary Shareholder attending the Annual General Meeting and voting in person.
Quorum
The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total number of fully paid ordinary shares (excluding treasury shares), present in person or by proxy.
Voting and Solicitation
On a show of hands, every Ordinary Shareholder present in person or by proxy shall have one vote and on a poll, every Ordinary Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A resolution put to the vote of Ordinary Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or an Ordinary Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Ordinary Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of an Ordinary Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Ordinary Shareholders present in person or by proxy and voting at the Annual General Meeting. The special resolution to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of not less than three-fourths of the number of Ordinary Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting and the special resolution to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of not less than three-quarters of votes cast at the Annual General Meeting. Every Ordinary Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented on a poll.
The entire cost of soliciting proxies will be borne by the Company.
SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the Annual General Meeting:
(1)	Adoption of the Audited Accounts of the Company for the year ended December 31, 2007, including the reports of the Directors and the Auditors;

(2)	Re-election of Directors retiring by rotation;

(3)	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act;

(4)	Re-appointment of Auditors and authorization of the Board to fix their remuneration;

(5)	Approval of Directors’ fees;

(6)	Authorization to the Board to allot and issue shares and securities; and

(7)	Proposed Alterations to the Articles of Association.

PROPOSAL NO. 1
Adoption of the Audited Accounts of the Company including the Reports of the Directors and Auditors
The Company’s Annual Report for the fiscal year ended December 31, 2007 accompanies this Proxy Statement. The Annual Report includes the Company’s U.S. dollar financial statements prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and the Supplementary Information described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary information (the “Supplementary Information”) containing financial information required to be presented under the Companies Act but which is not included in U.S. GAAP financial statements. The financial statements are accompanied by the Auditors’ Reports of KPMG, the Company’s independent auditors.
The Board recommends a vote “FOR” the adoption of the Company’s Audited Accounts for the fiscal year ended December 31, 2007, including the reports of the Directors and Auditors.
PROPOSAL NO. 2
Re-Election of Directors Retiring by Rotation
In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors shall retire at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Messrs. James A. Norling and Chia Song Hwee are retiring by rotation at the Annual General Meeting. Being eligible to stand for re-election, each of Messrs. James A. Norling and Chia Song Hwee has offered himself for re-election. The Board believes it is in the best interest of the Company to re-elect them as Directors.
The biographies of Messrs. James A. Norling and Chia Song Hwee are provided on page 15 of this Proxy Statement. A complete listing of all our Directors is provided from page 15 through page 17 of this Proxy Statement.
The Board recommends a vote “FOR” the re-election of each of Messrs. James A. Norling and Chia Song Hwee to the Board of Directors.
PROPOSAL NO. 3(a)(i), (ii), (iii) and (iv)
Re-Appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to sub-section (6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows the appointment of such a person by the passing of an ordinary resolution by a simple majority of shareholders of the company entitled to vote in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
In accordance with Section 153 of the Companies Act, each of Messrs. Charles E. Thompson, Andre Borrel, Pasquale Pistorio and Maurizio Ghirga is offering himself for re-appointment to the Board. The Board believes it is in the best interest of the Company to re-appoint them as Directors of the Company.
The biographies of Messrs. Charles E. Thompson, Andre Borrel, Pasquale Pistorio and Maurizio Ghirga are provided on page 15 and page 17 of this Proxy Statement.
Dr. Tsugio Makimoto has indicated his intention to retire at the Annual General Meeting pursuant to Section 153(2) of the Company’s Articles of Association and has decided not to seek re-appointment. The Company wishes to note the retirement of Dr. Tsugio Makimoto as a Director of the Company and to place on record our appreciation to Dr. Tsugio Makimoto for his contributions as a Director since 1999.
The Board recommends a vote “FOR” the re-appointment of each of Messrs. Charles E. Thompson, Andre Borrel, Pasquale Pistorio and Maurizio Ghirga to the Board of Directors and to hold such office until the next Annual General Meeting of the Company.

PROPOSAL NO. 4
Re-Appointment of Auditors and Authorization of the Board to fix their Remuneration
The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2007. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ending December 31, 2008 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.
The Board recommends a vote “FOR” the re-appointment of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2008 and the authorization of the Board to fix their remuneration.
PROPOSAL NO. 5(a) and (b)
Approval of Directors’ Fees
5(a)	Directors’ fees for year ended 31 December 2007

In accordance with Article 81 of the Articles of Association of the Company, the Company in General Meeting shall approve the payment of Directors’ fees of $569,833 for services rendered during the fiscal year ended December 31, 2007. The Directors’ fees for the fiscal year ended December 31, 2007 represent a decrease of 3.58% or $21,167 over the Directors’ fees of $591,000 for the fiscal year ended December 31, 2006.

5(b)	Directors’ fees for year ending 31 December 2008

In addition to the proposed resolution in Proposal No. 5(a) above, the Company is also seeking shareholders’ approval for the payment of Directors’ fees for services to be rendered by the Directors for the fiscal year ending December 31, 2008. Currently, the Company’s practice is to seek shareholders’ approval for the payment of Directors’ fees at the annual general meeting held after the end of the fiscal year. As a result, the Directors are only paid for the services rendered 16 months after the commencement of the fiscal year. In order to ensure that the Company is able to attract and retain the calibre of Directors necessary to contribute effectively to the board, the Company recognises that not only the right level of remuneration is needed, it should also ensure that the Directors get paid on time.

Based on a survey conducted by the Singapore Institute of Directors (“SID”) in 2001, 60% of companies in Singapore felt that fees for non-executive directors should be recommended for approval at the annual general meeting during the year the fees are to be paid. The SID recommended that the payment of basic fees and allowances for non-executive directors be approved in advance rather than in arrears as is currently the predominant practices. Once the fees have been approved, companies could use their own discretion to pay the fees to the non-executive directors either monthly or quarterly.

The Company is proposing Directors’ fees of $585,000 for the fiscal year ending December 31, 2008. This represents an increase of 2.66% or $15,167 over the Directors’ fees of $569,833 for the fiscal year ended December 31, 2007, which includes a buffer of about 5.6% or $33,000 to cater for any Directors’ fees that may be payable for the fiscal year ending December 31, 2008, for example where new or additional Board or Committee members are appointed in the course of the fiscal year ending December 31, 2008 or for attendance fees in respect of any ad-hoc or additional Board or Committee meeting(s) during year 2008.

The amount of $585,000 comprise of annual retainer fees and attendance fees of $400,000 and $185,000 respectively based on the present number of Directors and the current schedule of Board and Committee meetings plus one ad-hoc or additional Board meeting for the fiscal year ending December 31, 2008. The attendance fees are calculated based on the assumption that the Directors will attend all meetings. Approval by shareholders will allow the Company to pay the Directors for their services within the year as and when the services are rendered. The actual Directors’ fees paid in 2008 will be reported in the 2008 Annual Report.
The Board recommends a vote “FOR” each of the resolutions set out under Proposal No. 5(a) and No. 5(b) as described above and in the Notice of Annual General Meeting.

PROPOSAL NO. 6(a), (b), (c), (d), (e), (f) and (g)
Authorization to the Board to Allot and Issue Shares and Securities
The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new ordinary shares only with the prior approval of the Ordinary Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of Ordinary Shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.
Ordinary Shareholders’ approval is sought for the issue of new ordinary shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2009 or, if earlier, the expiration of the period within which the next annual general meeting is required by law to be held.
The requirement for Ordinary Shareholders’ approval under the Companies Act extends to the issue of new ordinary shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new ordinary shares or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new ordinary shares, new ordinary shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new ordinary shares to be issued pursuant to the exercise of options under the Company’s Share Option Plan 1999 (the “1999 Option Plan”), the Company’s Employee Share Purchase Plan 2004 (the “Chartered ESPP 2004”), the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd (the “SMP ESPP 2004”), the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007 (the “Restricted Share Unit Plan 2007”) and the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007 (the “Performance Share Unit Plan 2007”).
Shareholders’ approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, ordinary shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of ordinary shares, and the issuance of ordinary shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the 1999 Option Plan, Chartered ESPP 2004, SMP ESPP 2004, Restricted Share Unit Plan 2007 and Performance Share Unit Plan 2007.
The Board believes that it is advisable and in the best interests of the Company and its Ordinary Shareholders to have a sufficient number of new ordinary shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional ordinary shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq Global Select Market, enable it to issue ordinary shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.
The Nasdaq Global Select Market listing requirements mentioned above generally require that the Company obtain Shareholders’ approval prior to, among other things, the issuance of securities in connection with the following:
(i)	where the issuance will result in a change of control of the Company;

(ii)	in connection with certain acquisitions of stock or assets of another company, including where the issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) will equal or exceed 20% or more of the outstanding ordinary shares prior to such issuance; or

(iii)	in connection with a sale or issuance of ordinary shares (other than a public offering), where the sale or issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) is at a price less than the greater of book value and market value, and such issuance equals or exceeds 20% of the outstanding ordinary shares prior to such issuance.
The Shareholders’ approvals that the Company is seeking under this Proposal No. 6 to authorize the Directors to issue new ordinary shares and securities does not extend to the issue of securities in connection with the above. Before the Company can issue securities in connection with the above, it generally would be required to re-seek Ordinary Shareholders’ approval under the Nasdaq Global Select Market listing requirements.

In summary, under Proposal No. 6(a), (b), (c), (d), (e), (f) and (g), Ordinary Shareholders are requested to authorize the Board to:
a)	allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

b)	create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act;

c)	offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the 1999 Option Plan;

d)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Chartered ESPP 2004;

e)	offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the SMP ESPP 2004;

f)	offer and grant restricted share units and to allot and issue additional shares in the capital of the Company pursuant to the Restricted Share Unit Plan 2007; and

g)	offer and grant performance share units and to allot and issue additional shares in the capital of the Company pursuant to the Performance Share Unit Plan 2007.
The Board recommends a vote “FOR” each of the resolutions set out under Proposal No. 6 as described above and in the Notice of Annual General Meeting.

PROPOSAL NO. 7
Proposed Alterations to the Articles of Association
The alterations which are proposed to be made to the Articles are set out below.
(i)	Article 90

Article 90 provides that the Chief Executive Officer or President who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company. Article 90 is proposed to be altered to delete the phrase “subject to the provisions of any contract between him and the Company”. This will ensure that the Chief Executive Officer or President, as a Director, is subject to the same retirement by rotation, resignation and removal provisions as the other Directors and that such provisions will not be subject to any contractual terms that he may have entered into with the Company.

For ease of reference, the full text of Article 90 has been reproduced below and the principal alterations highlighted.

EXISTING ARTICLE 90

90. A Chief Executive Officer or President who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.
Retirement removal and resignation of Chief Executive Officer or President.

By deleting Article 90 in its entirety and substituting therefor the following:

Proposed Alterations to Existing Article 90

90. A Chief Executive Officer or President who is a Director shall~~, subject to the provisions of any contract between him and the Company,~~ be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.
Retirement removal and resignation of Chief Executive Officer or President.
(ii)	Articles 149 and 150

Existing Articles 149 and 150 be re-numbered as Articles 148 and 149 respectively.
The Board recommends a vote “FOR” the resolution set out under Proposal No. 7 as described above and in the Notice of the Annual General Meeting.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth, as of January 31, 2008, the name, age and position of each director and member of senior management of our company. The business address of our directors and senior management is our principal office in Singapore.
Board of Directors

Name	Age	Position
James A. Norling(1)(2)(4)	65	Chairman of the Board
Chia Song Hwee(1)	45	Director
Andre Borrel(2)(4)	71	Director
Charles E. Thompson(2)(4)	78	Director
Tsugio Makimoto, PhD	70	Director
Tay Siew Choon(1)(2)(4)	60	Director
Peter Seah Lim Huat(1)(2)(4)	61	Director
Philip Tan Yuen Fah(3)	63	Director
Pasquale Pistorio	72	Director
Steven H. Hamblin (3)	59	Director
Maurizio Ghirga (3)	69	Director
Senior Management

Name	Age	Position
Chia Song Hwee	45	President and Chief Executive Officer
George Thomas	54	Senior Vice President and Chief Financial Officer
Ang Kay Chai	48	Senior Vice President, Worldwide Sales and Marketing
Hsia Liang Choo, PhD	59	Senior Vice President, Technology Development
Simon Yang, PhD	48	Senior Vice President, Fab Operations and Chief Technology Officer
Baskara Rao Paidithali(5)	42	Vice President, Chief Information Officer
Leow Kim Keat	45	Vice President, Customer Support Operations and Supply Management Organization
Kevin Meyer(6)	55	Vice President, Industry Marketing and Platform Alliances
Ng Seng Huwi	50	Vice President, Human Resources
Tony Tsai	58	Vice President, Quality and Reliability Assurance

Notes:

(1)	Member of the Executive Committee.

(2)	Member of the Executive Resource and Compensation Committee, or the ERCC.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating Committee.

(5)	Appointed as Vice President, Chief Information Officer in July 2007.

(6)	Appointed as Vice President, Industry Marketing and Platform Alliances, in June 2007.

JAMES A. NORLING
James A. Norling has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim Chief Executive Officer from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Sector in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector from 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a Bachelor of Science and a Master’s degree in Electrical Engineering from the University of Illinois.

CHIA SONG HWEE
Chia Song Hwee has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President from February 2000 to June 2002 and as our Chief Financial Officer from December 1997 to June 2002. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a member of CPA Australia.

ANDRE BORREL
Andre Borrel has served on our Board of Directors since July 1998 and is currently working as a consultant in the semiconductor industry. Prior to joining our Board of Directors, Mr. Borrel was Senior Vice President and General Manager of Communications, Power and Signal Technology Group at Motorola Inc. Mr. Borrel is also an Officer of the French National Order of Merit and holds a Master’s degree in Electronics from “Ecole Nationale Superieure des Telecommunications” in Paris, France.

CHARLES E. THOMPSON
Charles E. Thompson has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

TSUGIO MAKIMOTO, PhD
Dr. Tsugio Makimoto has served on our Board of Directors since September 1999 and has more than 40 years of working experience in the semiconductor industry. He is currently a consultant in the field of electronics after retiring from Sony Corporation, or Sony, in May 2005. He joined Sony in 2000 as Corporate Senior Executive Vice President and became Corporate Advisor in 2001. Prior to joining Sony, Dr. Makimoto worked for Hitachi Ltd from 1959 where he held various senior positions, including Executive Managing Director in 1993, Senior Executive Managing Director in 1997 and Corporate Chief Technologist from 1998 to 2000. Dr. Makimoto was an auditor of Hitachi Chemical Corporation from 2000 to 2003. Dr. Makimoto is currently the Chairman of PDF Solutions (Japan) KK. He was nominated a Fellow of the Institute of Electrical and Electronics Engineers, Inc. in 1997. Dr. Makimoto was also a visiting professor at Toyo University (1999-2001).

TAY SIEW CHOON
Tay Siew Choon has served on our Board of Directors since July 2001. Mr. Tay was formerly a corporate advisor to Singapore Technologies Pte Ltd which ceased operations on December 31, 2004. Prior to that, he was Managing Director and Chief Operating Officer in Singapore Technologies Pte Ltd. From 1998 to 2000, Mr. Tay was the Managing Director and Deputy Chief Executive Officer of SembCorp Industries Ltd and has held various senior positions in Singapore Technologies Industrial Corporation Ltd. Mr. Tay currently also sits on the board of various companies including Straco Corporation Limited, Pan-United Corporation Ltd, TauRx Therapeutics Ltd and Civil Aviation Authority of Singapore. Mr. Tay received his Bachelor of Engineering (Electrical) (Honors) from Auckland University and his Masters of Science in Systems Engineering from the former University of Singapore (now National University of Singapore).

PETER SEAH LIM HUAT
Peter Seah has served on our Board of Directors since January 2002. Mr. Seah is currently a member of the Temasek Advisory Panel. Prior to the cessation of operations of Singapore Technologies Pte Ltd on December 31, 2004, Mr. Seah was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Before joining Singapore Technologies Pte Ltd, he was a banker for 32 years, 22 of which were with the Overseas Union Bank Ltd and before that with Citibank. He retired from his position as Vice Chairman and Chief Executive Officer at Overseas Union Bank Ltd in September 2001. Mr. Seah currently sits on the board of various companies including SembCorp Industries Ltd, CapitaLand Ltd, ST Engineering Ltd and STATS ChipPAC Ltd. (formerly known as ST Assembly Test Services Ltd). Mr. Seah graduated from the former University of Singapore in 1968 with an honors degree in Business Administration. For his public service, he was awarded the Public Service Medal (1995) as well as the Public Service Star (1999) by the Singapore Government.

PHILIP TAN YUEN FAH
Philip Tan has served on our Board of Directors and as our Chairman of the Audit Committee since October 2003. He also currently sits on the board of various companies, including Guthrie GTS Ltd and Singapore Food Industries Ltd. Mr. Tan was in the commerce and industry sector for 11 years prior to entering the banking and financial sector. He joined the Overseas Union Bank in 1979 holding various senior positions and retired in 2002 as Executive Vice President. Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. He also holds a post-graduate diploma in Business Administration from the Manchester Business School, UK. He is a Fellow of the Institute of Certified Public Accountants of Singapore, CPA (Australia), Association of Chartered Certified Accountants, UK and an Associate of the Chartered Institute of Management Accountants, UK.

PASQUALE PISTORIO
Pasquale Pistorio has served on our Board of Directors since May 2005 and is currently the Honorary Chairman of STMicroelectronics. Mr. Pistorio brings to Chartered more than 38 years of industry leadership experience. Mr. Pistorio is known for his business acumen, his contributions to Europe’s microelectronics industry, and his strong advocacy of environmental protection and corporate social responsibility. Among his numerous accolades, Mr. Pistorio received the “Lifetime Achievement Award” from Reed Electronics Group in 2003, was named first place in the “Top 25 Movers and Shakers” ranking by Time magazine in 2002, and was voted among the top 50 “Stars of Europe” by Business Week magazine. Mr. Pistorio’s greatest achievement was the integration of SGS Group with Thomson Semiconducteurs in 1987 to form SGS-THOMSON Microelectronics, which was renamed STMicroelectronics in 1998. Mr. Pistorio served as STMicroelectronics’ president and Chief Executive Officer from 1998 until his retirement in March 2005, during which STMicroelectronics grew to become one of the world’s top semiconductor companies. Mr. Pistorio holds a degree in electronics from the Polytechnic of Turin, Italy.

STEVEN H. HAMBLIN
Steven H. Hamblin has served on our Board of Directors and as a member of the Audit Committee since January 2006. He is currently an independent consultant. Mr. Hamblin brings to Chartered more than 30 years of experience in the electronics industry. From 1984 to 1996, Mr. Hamblin held various senior positions in Compaq Computer Corporation or Compaq, including Vice President of Systems Division Operations, Vice President of Finance and Manufacturing Strategy, and Vice President and General Manager of the Asia/Pacific Division. Prior to joining Compaq, Mr. Hamblin held various financial controller positions with Texas Instruments and General Instrument. Mr. Hamblin holds a Bachelor of Science degree in Civil Engineering from the University of Missouri, Columbia and a Master of Science degree in Industrial Administration from Carnegie-Mellon University. Mr Hamblin is also a licensed CPA in the State of Texas.

MAURIZIO GHIRGA
Maurizio Ghirga has served on our Board of Directors and as a member of the Audit Committee since November 2006. Mr. Ghirga brings to Chartered more than 40 years of experience in the electronics and oil industries. Mr. Ghirga held various senior positions with ESSO Italy and ESSO Chemical Italy, both subsidiaries of EXXON Co. prior to joining SGS Microelectronics in 1983 as the chief financial officer. After the merger of SGS Microelectronics and Thomson Semiconductors and the formation of SGS-Thomson (now known as ST Microelectronics) in 1987, Mr. Ghirga was appointed as the corporate vice president and chief financial officer. Mr Ghirga, in his capacity as chief financial officer of ST Microelectronics, contributed to the initial public offering of ST Microelectronics on the New York Stock Exchange in 1994. After his retirement in 2003, Mr. Ghirga served as the senior advisor to the president of ST Microelectronics. From early 2005 to the middle of 2006, Mr. Ghirga was the president and chief executive officer of Accent srl Design Technology Services, a silicon-design joint venture company between ST Microelectronics and Cadence Design Systems Inc. Mr. Ghirga holds degrees in economics and finance at the University of Genoa.

GEORGE THOMAS
George Thomas has served as our Senior Vice President and Chief Financial Officer since March 2005 and oversees our company’s finance, investor relations and legal functions. He also served as our Vice President and Chief Financial Officer from June 2002 to February 2005 and Vice President of Finance from September 2000 to June 2002. He joined our company in May 2000 as Group Controller. Mr. Thomas began his Finance/Accounting career with Canadian Met-Chem, a subsidiary of U.S. Steel Corporation as Internal Auditor and Senior Accounts Executive in 1978. From June 1983 to April 2000, he held various positions at Schlumberger’s Sedco Forex Division, including Controller, Operations-Worldwide, Regional Controller, Asia & Australia, Controller, Indonesia Operations, and Finance Manager of Arabian Drilling Company, a joint venture between Schlumberger and Petromin. He has served on the Board of Directors of Chartered Silicon Partners Pte Ltd since April 2001 and the Board of Directors of Silicon Manufacturing Partners Pte Ltd as an alternate director since July 2003. Mr. Thomas received his Bachelor’s degree in Commerce and in General Law. He is also a member of the Institute of Chartered Accountants of India.

ANG KAY CHAI
Ang Kay Chai was appointed as Senior Vice President of Sales and Marketing in April 2007. In this role, Mr. Ang has overall responsibility for global sales, marketing, services, customer support, and regional business operations. Prior to this appointment, Mr. Ang served as senior vice president of fab operations, with responsibility for the manufacturing strategy and operational excellence across all of Chartered’s fabs, including the ramp of Chartered’s fully automated 300mm facility, Fab 7. Mr. Ang first joined Chartered in 1989 and led the initial conception, development, and ramp up of Chartered’s Fab 2 and Fab 3. Mr. Ang left Chartered in 1998 to join Silterra Malaysia Sdn Bhd, where he was responsible for green field fab startup and was involved in technology transfer activities, before rejoining Chartered in 2002. Mr. Ang holds a Master’s degree in engineering from the University of Texas and a Bachelor’s degree in engineering from the National University of Taiwan.

HSIA LIANG-CHOO, PhD
Dr. Hsia Liang-Choo has served as our Senior Vice President, Technology Development since June 2005. He is responsible for Chartered’s technology development organization and directing our company’s efforts toward technology leadership in the foundry industry. From October 2000 to May 2005, Dr. Hsia served as our Vice President of Advanced Module Development and led Chartered’s collaborative development efforts at 90nm and 65nm technologies. Dr. Hsia draws on nearly 25 years of experience in semiconductor technology development. Prior to joining Chartered, Dr. Hsia was director of technology development at United Microelectronics Corporation in Taiwan. He also spent over a decade with IBM as an advisory scientist in various divisions. Dr. Hsia has been awarded 25 U.S. patents with 16 more pending, and his work has been featured in more than 80 technical publications. Dr. Hsia holds a Doctorate degree in physics from Ohio State University.

SIMON YANG, PhD
Dr. Simon Yang has served in the dual role of Senior Vice President of Fab Operations and Chief Technology Officer since April 2007. Dr. Yang’s role is to forge tighter integration between our company’s technology development and manufacturing. Dr. Yang joined Chartered in October 2005 as Senior Vice President and Chief Technology Officer, with responsibility for developing and driving strategic programs in support of Chartered’s corporate objectives and long-term strategic direction. In his current role, he also has responsibility for driving the manufacturing strategy and operational excellence across all of Chartered’s fabs, including its latest, fully automated 300mm facility. Dr. Yang brings more than 20 years of experience in the semiconductor industry. He previously held key positions in technology development and advanced fab operations. Dr. Yang was a senior vice president for logic technology development and manufacturing at Semiconductor Manufacturing International Corporation (SMIC) and prior to that, a director of logic device and process integration at Intel. Prior to joining Chartered, he was president and Chief Executive Officer of Ciwest, a semiconductor start-up based in China. Dr. Yang has been awarded 12 U.S. patents and is the author or co-author of more than 30 technical papers. Dr. Yang holds a Bachelor’s degree in electrical engineering from Shanghai University of Science and Technology, and a Master’s degree in physics and doctorate degree in materials engineering from Rensselaer Polytechnic Institute in Troy, New York.

BASKARA RAO PAIDITHALI
Baskara Rao Paidithali has served as our Vice President and Chief Information Officer (CIO) since July 2007. In this role, Mr. Rao manages our company’s global information technology (IT) and is responsible for driving our strategic initiative to establish an IT business systems network for supporting the business requirements of customers, partners, suppliers and employees. Mr. Rao brings more than 18 years of IT expertise to Chartered. Previously, Mr. Rao served as CIO for Philips Lighting Asia Pacific based in Hong Kong, with responsibility for IT excellence in the Asia Pacific region. Mr. Rao managed several key projects, driving improvement processes contributing to efficiency in operational and IT investments. Mr. Rao holds a Bachelor of Science (Computer) degree from the University Science of Malaysia, and an MBA from Herriot-Watt University, Edinburgh, UK.

LEOW KIM KEAT
Leow Kim Keat was appointed Vice President, Customer Support Operations and Supply Management Organization (SMO) in November 2006. Previously vice president of customer support operations, Mr. Leow took on the added role of SMO leadership in November 2006, overseeing the company’s relationships with vendors and turnkey partners. Meanwhile, Mr. Leow continues to lead the customer support operations, as he has since February 2002, with responsibilities for corporate factory planning, industrial engineering and planning systems. Mr. Leow has over 21 years of experience in semiconductor manufacturing, including more than 14 years with Chartered. Prior to Chartered, Mr. Leow spent over seven years at Texas Instruments Singapore where he held various manufacturing positions. Mr. Leow holds a Bachelor of Science from the National University of Singapore and a Graduate Diploma in Business Administration from the Singapore Institute of Management.

KEVIN MEYER
Kevin Meyer served as Vice President of Industry Marketing and Platform Alliances since June 2007. In this role, Mr. Meyer leads the team working with IBM and Samsung to drive an industry platform initiative for single-design, multi-sourcing solutions based on designs down to 32nm technologies, building on a collaborative development relationship which also includes Infineon, Freescale and STMicroelectronics. Previously, Mr. Meyer was our vice president of worldwide marketing and services, leading the global organization that drove our strategy, as well as our product, corporate and regional marketing initiatives. Mr. Meyer has more than 25 years of broad IDM, foundry, and systems experience in the industry and has been with Chartered for a total of seven years. Four years ago, he returned to Chartered after almost two years as the vice president of marketing for MIPS Technologies, an intellectual property company specializing in microprocessors. Mr. Meyer also draws on over 15 years of experience at Motorola, where he held a number of global executive positions in sales, marketing, operations and engineering. In the early 1990s, he was the head of Reduced Instructions Set Computing marketing at Motorola when Apple, IBM, and Motorola formed the Apple/IBM/Motorola alliance for PowerPC. He was also the general manager of Motorola’s Computer Group in Asia/Pacific & Japan in the mid 1990s when Motorola licensed the Apple’s Mac(intosh) Operating System and built Mac & Windows NT-compatible computers in Nanjing, China. There, he was chairman of one of Motorola’s five joint ventures. Mr. Meyer has Bachelor’s degrees in business administration, computer science, and industrial technology.

NG SENG HUWI
Ng Seng Huwi has served as our Vice President, Human Resources since July 2003. Mr. Ng is responsible for the overall development and implementation of policies and processes in our company’s human resources management system. Mr. Ng brings with him extensive work experience in a number of large multi-national companies. He joined us from Praxair Inc., where he was vice president of Asia Human Resources with responsibilities that included ensuring organizational effectiveness, improving productivity and managing performance. During his 24-year professional career, Mr. Ng has lived and worked around the world, holding a variety of human resources, engineering and operations positions in global companies, including Schlumberger, Unilever and ICI. Mr. Ng holds a Bachelor of Engineering (Honors) from the University of Aberdeen in Scotland and an MBA from the University of Sheffield, England.

TONY TSAI
Tony Tsai has served as our Vice President, Quality and Reliability Assurance since October 2006. Mr. Tsai is responsible for our quality and reliability assurance operations. Mr. Tsai has over 30 years of experience in driving quality in manufacturing operations. Before joining Chartered, he spent more than 10 years with Powerchip Semiconductor Corporation, where he last held the position of chief quality officer. Prior to that, Mr. Tsai was head of reliability and quality assurance operations at Motorola Taiwan. He also held quality control and assurance positions in Bourns (Electronics) Taiwan and Precision Monolithic Incorporation, an analog integrated circuit testing company which has since been bought over by Analog Devices Inc. Mr. Tsai holds a Bachelor of Electronics Engineering from Tamkang University, Taiwan, and an Executive Master of Business Administration from the National Chiao Tung University, Taiwan.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
Our company’s total compensation framework is aimed to link our employees’ compensation to annual overall business and personal performance targets, and create sustained wealth for the shareholders. To ensure competitiveness, we consistently benchmark our total compensation plan with relevant market practices to attract and retain talents in the tight market human capital environment in the semiconductor industry.
Our compensation mix consists of annual base salary, short-term incentives, long-term incentives and other benefits. We provide competitive annual base salary to our employees. Short-term incentives are paid in the form of variable cash bonuses on a quarterly and annual basis. Employees are rewarded for meeting short-term company financial targets. The short-term incentives are also based on overall individual performance and behavioral ratings.
The long-term incentives comprise deferred retention plans for critical resources and share-based compensation plan. Deferred retention plans refer to compensation schemes where monetary rewards are granted to employees who are our critical resources but the payments are deferred over a period of time. We currently have five share-based compensation plans, namely our Share Option Plan 1999, or the 1999 Option Plan, our Chartered Employee Share Purchase Plan, or Chartered ESPP 2004, the Share Purchase Plan for employees of SMP, or SMP ESPP 2004, the Chartered Restricted Share Unit Plan 2007, or the RSU Plan, and the Chartered Performance Share Unit Plan 2007, or the PSU Plan. The objective of the share-based compensation plans is to reward key employees for achieving long-term company targets and to create employee share ownership. Participation in the share-based compensation plan depends on the individual responsibility, performance level and contributions to the business. Other benefits provided to employees include leave, medical, group insurance and other employee welfare benefits, which we believe are comparable to industry practices. We also regularly organize activities for employees and their families to enhance their work-life balance.
Our overall compensation philosophy is to ensure competitive annual base salary and benefits to our employees, with variable components tied to delivery of company financial results, and individual performance and contributions to the business.
During 2007, we granted options to purchase 2,412,000 ordinary shares to our directors and senior management. These options were granted under our 1999 Option Plan. The exercise price of these options is S$1.07. The expiration dates of these options range from August 31, 2012 to August 31, 2017, subject to annual vesting requirements. We had in 2007 also granted 4,060,510 RSUs to our directors, mid and senior level managerial employees under our RSU Plan and 2,315,630 PSUs to our senior executives under our PSU Plan. The options, RSU & PSU grants have been accepted by our grantees.
The aggregate compensation we paid to or accrued, excluding share-based compensation cost, for all of our directors and senior management for services rendered to us and our subsidiaries in 2006 and 2007 were approximately $6.0 million and $5.2 million, respectively. The decrease is mainly due to the reduced variable bonus awarded to the senior management in view of the overall performance of our company in 2007.
We also provide our directors and our senior management with customary director or senior management insurance, as appropriate. Our President and Chief Executive Officer does not have a guaranteed minimum annual bonus.
We provide tables below setting out the cash-based and share-based compensation paid or proposed to be paid to our directors for services rendered in 2007.
We also provide below tables setting out the aggregate cash-based and share-based compensation paid to our President and Chief Executive Officer and our top four senior executives for services rendered in 2007. The tables also set out the names of the top four senior executives and a breakdown in percentage terms of the remuneration earned through base salary, variable or performance-related bonuses, benefits in kind, share options, RSUs and PSUs granted.

The following tables set forth the cash-based and share-based compensation for directors for services rendered in 2007. For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on our company’s corporate exchange rate of S$1.4536 = $1.00 as of December 31, 2007.
Cash-Based Compensation
($ in thousands)

	Salary(1)	Bonus	Others(2)	Director’s Fees(3)	Total
Chia Song Hwee	542	—	77	—	619
James A. Norling	—	—	—	101	101
Andre Borrel	—	—	—	57	57
Charles E. Thompson	—	—	—	56	56
Tsugio Makimoto	—	—	—	50	50
Tay Siew Choon	—	—	—	43	43
Peter Seah Lim Huat	—	—	—	50	50
Philip Tan Yuen Fah	—	—	—	50	50
Pasquale Pistorio	—	—	—	41	41
Steven H. Hamblin	—	—	—	61	61
Maurizio Ghirga	—	—	—	61	61
Total as of December 31, 2007	542	—	77	570	1,189

Total as of December 31, 2006	490	469	149	591	1,699

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund, or CPF).

(2)	Allowances (inclusive of employers’ CPF) and others.

(3)	Shareholders’ approval will be sought at our annual general meeting to be held in April 2008 for the payment of our directors’ fees of approximately $570,000 for the fiscal year ended December 31, 2007.

Share-Based Compensation Granted in 2007

	Options Granted(1)	Exercise Price S$	Exercise Period of Options Granted	Number of RSUs(2)	Number of PSUs(3)
Chia Song Hwee	470,000	1.07	31/08/2008 to 31/08/2017	325,230	240,320
James A. Norling	60,000	1.07	31/08/2008 to 31/08/2012	25,450	—
Andre Borrel	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Charles E. Thompson	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Tsugio Makimoto	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Tay Siew Choon	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Peter Seah Lim Huat	47,500	1.07	31/08/2008 to 31/08/2012	20,190	—
Philip Tan Yuen Fah	47,500	1.07	31/08/2008 to 31/08/2012	20,190	—
Pasquale Pistorio	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Steven H. Hamblin	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Maurizio Ghirga	35,000	1.07	31/08/2008 to 31/08/2012	14,840	—
Total as of December 31, 2007	870,000			494,940	240,320

Notes:

(1)	In number of ordinary shares.

(2)	Restricted Share Units, or RSUs granted under the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(3)	Performance Share Units, or PSUs granted under the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions and time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant.

The following tables set forth the cash-based and share-based compensation for our President and Chief Executive Officer and our top four senior executives for services rendered in 2007. Percentage amounts represent the amount of salary, bonus or others, as the case may be, as a percentage of total compensation. For disclosure purposes, all payments in Singapore dollars are converted to United States dollars based on our company’s corporate exchange rate of S$1.4536 = $1.00 as of December 31, 2007.
Cash-Based Compensation
($ in thousands)

	Salary (1)	Bonus(2)	Others (3)	Total
$450,000 — $649,999

Chia Song Hwee	542	—	77	619

	88%		12%	100%

Aggregate of top four senior executives for 2007	1,529	—	686	2,215
Average per person for 2007	382	—	172	554

Ang Kay Chai	88%	0%	12%	100%

George Thomas	72%	0%	28%	100%

Hsia Liang Choo	58%	0%	42%	100%

Yang Simon Shi-Ning	64%	0%	36%	100%

Aggregate of top four senior executives for 2006	1,344	516	559	2,419
Average per person for 2006	336	129	140	605

Notes:

(1)	Base salary (inclusive of employers’ Central Provident Fund (CPF)).

(2)	Bonus paid in 2007 for services rendered in 2006, inclusive of employer CPF contribution.

(3)	Allowances (inclusive of employers’ CPF) and others.

Share-Based Compensation Granted in 2007

	Total Options	Exercise	Exercise period of	Number of	Number of
	Granted	Price (S$)	Options Granted	RSUs(1)	PSUs(2)

Chia Song Hwee	470,000	1.07	31/08/2008 to 31/08/2017	325,230	240,320

Ang Kay Chai	187,000	1.07	31/08/2008 to 31/08/2017	128,970	148,590

George Thomas	187,000	1.07	31/08/2008 to 31/08/2017	128,970	148,590

Hsia Liang Choo	127,000	1.07	31/08/2008 to 31/08/2017	126,160	148,590

Yang Simon Shi-Ning (3)	500,000	1.07	31/08/2008 to 31/08/2017	128,970	148,590

Notes:

(1)	Restricted Share Units, or RSUs, granted under the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(2)	Performance Share Units, or PSUs, granted under the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions as well as time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant.

(3)	Options granted in 2007 per employment contract dated August 26, 2005.
BOARD PRACTICES AND BOARD COMPOSITION
Our Articles of Association set the minimum number of directors at two. We currently have 11 directors. A portion of our directors (including our President and Chief Executive Officer) retire by rotation and are re-elected at each annual general meeting of shareholders. The number of directors retiring and eligible to stand for re-election each year varies, but generally, it is equal to one-third of the board, with the directors who have been in office longest since their re-election or appointment standing for re-election. Our contracts with our directors (and also our senior management) do not have fixed expiry dates but can be terminated by either party subject to notice provisions. None of our directors receive benefits upon termination of their appointment in their capacity as directors. Dr. Tsugio Makimoto will be retiring at our annual general meeting of shareholders to be held on April 30, 2008 and will not be seeking re-election and re-appointment.
As of December 31, 2007, Temasek, through its subsidiary, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, beneficially owned approximately 59.47% of our outstanding ordinary shares. As such, it is able to control actions over many matters requiring approval by our shareholders, including the election of directors.
Under Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include:
•	the requirement that a majority of Board members must be independent;

•	the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be determined by a majority of the independent directors on the full Board; and

•	the requirement that the nomination committee must be comprised solely of independent directors or that nominations of directors must be made by a majority of the independent directors on the full Board.

A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Temasek through its subsidiary owns more than 50% of our outstanding ordinary shares, our company falls under the definition of “Controlled Company” and our Board has resolved to rely on the exemption for a “Controlled Company” as provided under the Nasdaq rules. However, our Board may from time to time review this decision.
The Board of Directors held five meetings during the fiscal year ended December 31, 2007, including four regularly scheduled meetings and one special meeting. The Board of Directors also held meetings without senior management in regular sessions which are generally held immediately after a regularly scheduled Board meeting.
COMMITTEES OF THE BOARD OF DIRECTORS
(a)	Executive Committee
The Executive Committee of our Board of Directors was established to enable our Board to delegate some of its powers and functions regarding the governing of the affairs of our company and our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Tay Siew Choon and Chia Song Hwee. No meeting was held by the Executive Committee during the fiscal year ended December 31, 2007.
(b)	Audit Committee
The Audit Committee of our Board of Directors consists of three members. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendations of our independent auditors and the response of our company’s management to both the internal and external audits. The Audit Committee met four times in 2007 with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Temasek group. In December 2004, the Audit Committee adopted a Whistleblower Program to encourage ethical conduct and facilitate disclosures. In addition, the Audit Committee has also established a Business Ethics and Review Committee to implement and administer our company’s policies on ethical conduct and to receive, retain, investigate and act on complaints and concerns of employees regarding violations of our company’s human resource policies addressing employee business practices and our code of ethics.
The members of the Audit Committee are Messrs. Philip Tan Yuen Fah (chairman), Steven H. Hamblin and Maurizio Ghirga. The Audit Committee held seven meetings during the fiscal year ended December 31, 2007.
(c)	Executive Resource and Compensation Committee
The Executive Resource and Compensation Committee, or ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. The ERCC establishes compensation policies for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership plans for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and talented executives.
The members of the ERCC are Messrs. Peter Seah Lim Huat (chairman), James A. Norling, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The ERCC held four meetings during the fiscal year ended December 31, 2007.
(d)	Nominating Committee
The Nominating Committee of our Board of Directors was established primarily to support and advise our company in ensuring that the Board of our company is comprised of individuals who are best able to discharge their responsibilities as directors having regard to the law and the highest standards of governance. The Nominating Committee is responsible for recommending suitable candidates to the Board for election as directors of our company focusing, in particular, on candidates who can add value to the management through their contributions in the relevant strategic business areas and who collectively will result in a strong and diverse board.
The members of the Nominating Committee are Messrs. James A. Norling (chairman), Peter Seah Lim Huat, Andre Borrel, Charles E. Thompson and Tay Siew Choon. The Nominating Committee held four meetings during the fiscal year ended December 31, 2007.

SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, including ordinary shares held directly or in the form of ADSs, for each of our directors and our president and chief executive officer and all of our directors and senior management as a group as of December 31, 2007, based on an aggregate of 2,539,625,807 ordinary shares outstanding as of such date.

	No. of Ordinary Shares
	Beneficially
Directors	Owned(1)
James A. Norling	1,658,195
Chia Song Hwee	7,681,007
Andre Borrel	336,060
Charles E. Thompson	325,750
Tsugio Makimoto	269,000	> Please see note (2)
Tay Siew Choon	250,000	below
Peter Seah Lim Huat	350,000
Philip Tan Yuen Fah	265,000
Pasquale Pistorio	2,630,000
Steven H. Hamblin	80,000
Maurizio Ghirga	0
All directors and senior management(3) as a group (21 persons)(4)	24,512,771

Notes:

(1)	Gives effect to the ordinary shares issuable within 60 days from December 31, 2007 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Except for 36,000 shares held by James A. Norling which are jointly held, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(2)	Less than 1% of our outstanding ordinary shares as of December 31, 2007.

(3)	None of our directors or senior management individually owns 1% or more of our outstanding ordinary shares.

(4)	This includes the number of ordinary shares beneficially owned by Mr Tan Seng Chai, a member of our senior management, who resigned from our company and whose last day was on January 31, 2008.

EQUITY AWARDS FOR DIRECTORS
The following table contains information pertaining to equity awards held by directors as of December 31, 2007.

	Number of
	Ordinary Shares
	Issuable Upon	Exercise		Number	Number
	Exercise of	Price		of	of
Directors	Options	S$	Exercise Period	RSUs(1)	PSUs(2)
James A. Norling	1,172,195	3.88	01/05/2002 to 01/05/2012	25,450	—
	50,000	0.72	28/02/2004 to 28/02/2008
	60,000	1.10	29/08/2004 to 29/08/2008
	110,000	1.70	27/02/2005 to 27/02/2009
	110,000	1.16	26/08/2006 to 26/08/2010
	120,000	1.21	25/08/2007 to 25/08/2011
	60,000 *	1.07	31/08/2008 to 31/08/2012

Chia Song Hwee	61,704	0.80	30/11/1998 to 29/11/2008	325,230	240,320
	26,444	0.80	30/04/1999 to 29/04/2009
	234,439	2.86	29/10/1999 to 29/10/2009
	70,331	2.86	29/04/2000 to 29/10/2009
	410,268	14.24	06/04/2001 to 06/04/2010
	527,487	10.12	03/10/2001 to 03/10/2010
	263,743	4.05	28/03/2002 to 28/03/2011
	263,743	4.26	15/08/2002 to 15/08/2011
	234,439	3.46	22/02/2003 to 22/02/2012
	2,344,391	1.86	30/08/2003 to 30/08/2012
	300,000	0.72	28/02/2004 to 28/02/2013
	700,000	1.10	29/08/2004 to 29/08/2013
	1,000,000	1.70	27/02/2005 to 27/02/2014
	220,000	1.02	30/07/2004 to 30/07/2014
	1,000,000	1.16	26/08/2006 to 26/08/2015
	1,000,000	1.21	25/08/2007 to 25/08/2016
	470,000 *	1.07	31/08/2008 to 31/08/2017

Andre Borrel	40,000	0.72	28/02/2004 to 28/02/2008	14,840	—
	45,000	1.10	29/08/2004 to 29/08/2008
	85,000	1.70	27/02/2005 to 27/02/2009
	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	1.21	25/08/2007 to 25/08/2011
	35,000 *	1.07	31/08/2008 to 31/08/2012

Charles E. Thompson	25,000	0.72	28/02/2004 to 28/02/2008	14,840	—
	35,000	1.10	29/08/2004 to 29/08/2008
	60,000	1.70	27/02/2005 to 27/02/2009
	60,000	1.16	26/08/2006 to 26/08/2010
	70,000	1.21	25/08/2007 to 25/08/2011
	35,000 *	1.07	31/08/2008 to 31/08/2012

	Number of
	Ordinary Shares
	Issuable Upon		Exercise		Number	Number
	Exercise of		Price		of	of
Directors	Options		S$	Exercise Period	RSUs(1)	PSUs(2)
Tsugio Makimoto	60,000		1.70	27/02/2005 to 27/02/2009	14,840	—
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Peter Seah Lim Huat	40,000		0.72	28/02/2004 to 28/02/2008	20,190	—
	45,000		1.10	29/08/2004 to 29/08/2008
	85,000		1.70	27/02/2005 to 27/02/2009
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000		1.21	25/08/2007 to 25/08/2011
	47,500	*	1.07	31/08/2008 to 31/08/2012

Tay Siew Choon	25,000		0.72	28/02/2004 to 28/02/2008	14,840	—
	35,000		1.10	29/08/2004 to 29/08/2008
	60,000		1.70	27/02/2005 to 27/02/2009
	60,000		1.16	26/08/2006 to 26/08/2010
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Philip Tan Yuen Fah	85,000		1.70	27/02/2005 to 27/02/2009	20,190	—
	85,000		1.16	26/08/2006 to 26/08/2010
	95,000		1.21	25/08/2007 to 25/08/2011
	47,500	*	1.07	31/08/2008 to 31/08/2012

Pasquale Pistorio	60,000		1.16	26/08/2006 to 26/08/2010	14,840	—
	70,000		1.21	25/08/2007 to 25/08/2011
	35,000	*	1.07	31/08/2008 to 31/08/2012

Steven H. Hamblin	70,000		1.21	25/08/2007 to 25/08/2011	14,840	—
	35,000	*	1.07	31/08/2008 to 31/08/2012

Maurizio Ghirga	35,000	*	1.07	31/08/2008 to 31/08/2012	14,840	—

Note:

*	Options that were granted in 2007.

(1)	Restricted Share Units, or RSUs granted under the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007. One RSU entitles the holder thereof to one ordinary share upon vesting. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan.

(2)	Performance Share Units, or PSUs granted under the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007. One PSU entitles the holder thereof to one ordinary share upon vesting. PSUs granted under the PSU Plan are subject to certain pre-determined conditions and time-based vesting conditions, which are determined by the ERCC at the grant date. The final number of PSUs awarded, if any, will depend on the achievement of those conditions and the PSUs awarded will vest after the third anniversary of the date of grant.

EMPLOYEE BENEFIT PLANS
We have five share-based compensation plans, namely the 1999 Option Plan, the Chartered ESPP 2004, the SMP ESPP 2004, the RSU Plan and the PSU Plan, each as described below.
Share Option Plan 1999
In March 1999, we adopted our Share Option Plan 1999, which we refer to as the 1999 Option Plan. The purpose of the plan is to put our company in a competitive position as an employer. Options granted under the 1999 Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
The 1999 Option Plan is administered by the ERCC. Our employees, employees of SMP, our outside directors and consultants are eligible to receive option grants subject to certain exceptions as provided in the 1999 Option Plan. An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares is not eligible for the grant of options unless:
•	the exercise price of the option is at least 110% of the fair market value of an ordinary share on the date of grant; and

•	in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.
The aggregate number of ordinary shares that may be issued under the 1999 Option Plan and under any other share incentive and option schemes or agreements may not exceed 227,647,883 ordinary shares, as adjusted from 197,160,000 to give effect to the October 2002 Rights Offering.
If an outstanding option expires for any reason or is cancelled or otherwise terminated, the ordinary shares allocable to the unexercised portion of such option will again be available for the purposes of the plan and all other share incentive and option schemes approved by the ERCC. The exercise price of an incentive stock option shall not be less than 100% of the fair market value of an ordinary share on the date of grant. In no event will the exercise price for an option be below par value.
The exercisability of options outstanding under the 1999 Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the 1999 Option Plan.
Each grant under the 1999 Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee’s service with us is terminated, the optionee’s outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee’s service terminates.
As of December 31, 2007, options to purchase 115,019,326 ordinary shares were issued and outstanding under our 1999 Option Plan, of which options to purchase 28,084,032 ordinary shares were held by our directors and senior management. The exercise prices of all outstanding options range from S$0.69 to S$14.24 and the expiration dates of all options range from February 28, 2008 to October 24, 2017. The weighted-average exercise price of employee share options outstanding was $1.82 as of December 31, 2007.
The 1999 Option Plan will terminate automatically on January 28, 2009, ten years after the date on which the Board adopted the 1999 Option Plan. The ERCC may amend, suspend or terminate the 1999 Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the 1999 Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive share options, will be subject to the approval of our shareholders.

Employee Share Purchase Plans
In April 2004, we adopted our Chartered Employee Share Purchase Plan, which we refer to as the Chartered ESPP 2004, and Share Purchase Plan for Employees of SMP, which we refer to as the SMP ESPP 2004. The Chartered ESPP 2004 was established as part of our overall employee compensation policy to put our company and SMP in a competitive position as an employer. The Chartered ESPP 2004 and the SMP ESPP 2004 are on substantially similar terms except that the Chartered ESPP 2004 is intended to qualify under Section 423 of the Code while the SMP ESPP 2004 is not intended to qualify under Section 423 of the Code.
The Chartered ESPP 2004 and SMP ESPP 2004 are administered by the ERCC. Subject to certain restrictions, our employees are eligible to participate in the Chartered ESPP 2004 and certain employees of SMP are eligible to participate in the SMP 2004. Eligible employees who elect to participate in the Chartered ESPP 2004 or the SMP ESPP 2004 may designate up to 10% of their respective monthly compensation towards the purchase of our company’s shares. Prior to March 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 prior to the offering cycle which commenced on March 1, 2005 was at a price representing the lower of (a) a 15% discount from the fair market value of the ordinary shares on the last trading day in such offering period, or (b) a 15% discount of the fair market value of the ordinary shares on the last trading day before the commencement of such offering period. The ERCC however may alter the method of determining the purchase price payable by the participants in order to reduce or eliminate any share-based compensation charge which our company may incur with respect to the Chartered ESPP 2004 or SMP ESPP 2004. With effect from March 1, 2005, the purchase price of our company’s shares under Chartered ESPP 2004 and SMP ESPP 2004 was increased to a price representing 95% of the fair market value of the ordinary shares applied to our company’s average share price on the last trading day of the offer period.
The aggregate number of ordinary shares that are available for purchase under the Chartered ESPP 2004 and the SMP ESPP 2004 taken together is 30,000,000 ordinary shares with a limit of 3,000,000 ordinary shares per calendar year. A total of 1,284,170 ordinary shares were issued in 2007 under the Chartered ESPP 2004 and the SMP ESPP 2004.
The Board has the right to amend, suspend or terminate the Chartered ESPP 2004 or the SMP ESPP 2004 at any time and without notice. Shareholders’ approval will be required, however, to change the maximum aggregate number of ordinary shares to be issued under the plans, except for a change in the number of ordinary shares due to a share dividend, a subdivision or consolidation of ordinary shares, or other change in our capital structure. In addition, shareholders’ approval will be required to change the eligibility requirements for participation in the Chartered ESPP 2004 or the SMP ESPP 2004, and for any other amendment of the plans to the extent required by applicable law or regulation.
Restricted Share Unit Plan 2007
In April 2007, we adopted the Chartered Semiconductor Manufacturing Ltd. Restricted Share Unit Plan 2007, which we refer to as the RSU Plan. The RSU Plan is a share-based incentive designed to reward, retain and motivate our company’s employees and employees of SMP. The RSU Plan is intended for mid and senior level managerial employees who are considered critical resource of our company with the intention to reward, retain and motivate the employees.
The RSU Plan is administered by the ERCC. Our employees, employees of SMP, our directors and consultants are eligible to receive restricted share units, or RSUs, under the RSU Plan. Employees and consultants of our parent company or our affiliated companies are also eligible to receive RSUs.
A RSU represents an unfunded, unsecured promise of our company to issue one ordinary share of our company. RSUs are granted with no exercise or purchase price. All vested RSUs may be paid in cash or ordinary shares of our company as determined by the ERCC. We have historically settled all vested awards in shares and the intention is also to settle all future vested awards in shares. RSUs awarded under the RSU Plan are subject to time-based vesting conditions as well as other conditions as may be determined by the ERCC in accordance with the provisions of the RSU Plan. Unvested RSUs are subject to forfeiture if employment terminates prior to vesting, unless otherwise decided by the ERCC. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the RSUs until such ordinary shares have been issued pursuant to the terms of the RSU Plan.
The aggregate number of ordinary shares that may be issued under the RSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of our company, may not exceed 380,000,000 ordinary shares, with a limit of 50,000,000 ordinary shares that may be granted under all share-based compensation plans of our company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the RSU Plan to any one grantee may not exceed 5,000,000 ordinary shares per calendar year.

During 2007, a total of 4,060,510 RSUs were granted by our company. These RSUs have a vesting schedule of three years and one-third of the RSUs granted will vest on each anniversary of the date of grant. As of December 31, 2007, 4,035,980 RSUs remained outstanding.
The RSU Plan will terminate automatically 10 years after its adoption. The ERCC may amend, suspend or terminate the RSU Plan at any time and for any reason without shareholders’ approval, unless required under applicable laws and the exchange rules.
Performance Share Unit Plan 2007
In April 2007, we adopted the Chartered Semiconductor Manufacturing Ltd. Performance Share Unit Plan 2007, which we refer to as the PSU Plan. The PSU Plan is a share-based incentive intended for senior executives in key positions who are able to drive the strategic direction and performance of our company.
The PSU Plan is administered by the ERCC. Our employees, employees of SMP, our directors and consultants are eligible to performance share units, or PSUs, under the PSU Plan. Employees and consultants of our parent company or our affiliated companies are also eligible to receive PSUs.
A PSU represents an unfunded, unsecured promise of our company to issue one ordinary share of our company. PSUs are granted with no exercise or purchase price. All vested PSUs may be paid in cash or ordinary shares of our company as determined by the ERCC. We have historically settled all vested awards in shares and the intention is to also settle all future vested awards in shares. PSUs granted under the PSU Plan may be subject to certain pre-determined conditions as well as time-based vesting conditions, which are determined at the grant date. Subject to the achievement of those conditions, the PSUs will vest at the end of the vesting period. Unvested PSUs are subject to forfeiture if employment terminates prior to vesting, unless otherwise decided by the ERCC. A grantee of PSUs has no rights as a shareholder with respect to any ordinary shares covered by the PSU until such ordinary shares have been issued pursuant to the terms of the PSU Plan.
The aggregate number of ordinary shares that may be issued under the PSU Plan, together with the aggregate number of ordinary shares that may be issued under other existing share-based compensation plans of our company, may not exceed 380,000,000 ordinary shares, with a limit of 50,000,000 ordinary shares that may be granted under all share-based compensation plans of our company per calendar year. The maximum aggregate number of ordinary shares that may be granted under the PSU Plan to any one grantee may not exceed 5,000,000 ordinary shares per calendar year.
During 2007, a total of 2,315,630 base number of PSUs were granted by our company. The final number of PSUs awarded, if any, will depend on the achievement of the pre-determined conditions and the time-based service conditions and the PSUs awarded will vest after the third anniversary of the date of grant. These conditions are pre-determined levels of Economic Value Added, or EVA, spread and Absolute Total Shareholder Return, or TSR, as defined in the PSU Plan. The achievement of EVA spread is a performance condition while the achievement of TSR is a market condition. As of December 31, 2007, all 2,315,630 PSUs remained outstanding.
The PSU Plan will terminate automatically 10 years after its adoption. The ERCC may amend, suspend or terminate the PSU Plan at any time and for any reason without shareholders’ approval, unless required under applicable laws and the exchange rules.

MAJOR SHAREHOLDERS
The following table sets forth certain information with respect to each person or group of affiliated persons who is known by us to beneficially own 5% or more of our ordinary shares as of January 31, 2008 based on an aggregate of 2,539,674,767 ordinary shares outstanding as of such date:

	Ordinary Shares(1)
	Beneficially Owned(2)
Shareholders Holding 5% or More(3)	Number	Percentage
Temasek Holdings (Private) Limited	1,510,324,883	59.47%

Notes:

(1)	The number of ordinary shares listed in this table includes ordinary shares held in the form of ADSs.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to ordinary shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all ordinary shares beneficially owned.

(3)	The 1,510,324,883 ordinary shares beneficially owned by Temasek consists of the 1,510,324,883 ordinary shares held by ST Semiconductors out of which 215,000,000 ordinary shares are subject to the terms of a securities lending agreement entered into by ST Semiconductors with a certain financial institution. ST Semiconductors is a wholly-owned subsidiary of Temasek. Temasek may therefore be deemed to beneficially own the shares owned by ST Semiconductors.
As of January 31, 2008, 940,316 of our ordinary shares, representing 0.04% of our outstanding ordinary shares, were held by a total of 111 holders of record with addresses in the U.S. As of the same date, 5,395,545 of our ADSs (representing 53,955,450 ordinary shares), representing 2.12% of our outstanding ordinary shares, were held by a total of 10 registered holders of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

SHAREHOLDING STATISTICS
Twenty Largest Shareholders as of 6 February 2008

			% of Issued
No.	Name of Shareholder	No. of Shares	Share Capital
1.	Singapore Technologies Semiconductors Pte Ltd	1,295,324,883	51.00
2.	DBS Nominees Pte Ltd	398,946,185	15.71
3.	Raffles Nominees Pte Ltd	120,568,235	4.75
4.	Citibank Nominees Singapore Pte Ltd	113,668,398	4.48
5.	DBSN Services Pte Ltd	71,397,945	2.81
6.	OCBC Securities Private Ltd	28,016,315	1.10
7.	UOB Kay Hian Pte Ltd	27,858,000	1.10
8.	United Overseas Bank Nominees Pte Ltd	26,373,538	1.04
9.	HSBC (Singapore) Nominees Pte Ltd	24,549,001	0.97
10.	Morgan Stanley Asia (Singapore) Pte Ltd	17,482,596	0.69
11.	DB Nominees (Singapore) Pte Ltd	11,675,710	0.46
12.	OCBC Nominees Singapore Pte Ltd	10,761,488	0.42
13.	HL Bank Nominees (Singapore) Pte Ltd	7,228,000	0.29
14.	Merrill Lynch (Singapore) Pte Ltd	5,481,467	0.22
15.	DBS Vickers Secs (S) Pte Ltd	3,678,000	0.14
16.	Phillip Securities Pte Ltd	3,661,320	0.14
17.	Kim Eng Securities Pte. Ltd.	3,271,286	0.13
18.	Hong Leong Finance Nominees Pte Ltd	2,908,000	0.11
19.	Ong Bee Dee	2,365,000	0.09
20.	Lim Eng Chiow	2,154,000	0.08
	GRAND TOTAL	2,177,369,367	85.73

Size of Holding			No. of Shareholders	%	No. of Shares	%
1	—	999	933	2.48	287,844	0.01
1,000	—	10,000	30,158	80.08	113,227,849	4.46
10,001	—	1,000,000	6,528	17.34	219,044,967	8.62
1,000,001	and above		39	0.10	2,207,124,107	86.91
			37,658	100.00	2,539,684,767	100.00

STOCK PERFORMANCE GRAPH
The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.
This graph compares the total shareholder return of the Company’s ADSs with the S&P 500 Index and the S&P Semiconductors Index over a period from December 31, 2002 to December 31, 2007. The total shareholder return assumes $100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index and the S&P Semiconductors Index. It also assumes reinvestment of all dividends.
Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on December 31, 2002, which was $3.94.
The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company’s ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.
CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31, 2002 with dividends reinvested

	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
	02	03	03	03	03	04	04	04	04	05	05	05	05	06	06	06	06	07	07	07	07
Chartered Semiconductor Manufacturing Ltd.—ADR	$100	$88	$131	$216	$256	$239	$207	$153	$153	$156	$195	$173	$193	$245	$221	$190	$212	$241	$223	$188	$170
S&P © 500	$100	$97	$112	$115	$129	$131	$133	$131	$143	$140	$142	$147	$150	$156	$154	$162	$173	$174	$185	$189	$183
S&P © Semiconductors Index	$100	$106	$131	$164	$198	$182	$179	$136	$156	$154	$168	$177	$175	$167	$152	$163	$160	$130	$153	$161	$151

Copyright © 2008, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
March 28, 2008

IMPORTANT
1.	For investors who have used their CPF monies to buy Shares of Chartered Semiconductor Manufacturing Ltd, the Annual Report 2007 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2.	This Proxy Form is not valid for use by the following and shall be ineffective for all intents and purposes if used or purported to be used by them:
(a) Investors who have used their CPF monies to buy Chartered ordinary Shares.
(b) Holders of Chartered convertible redeemable preference Shares.
3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM – TWENTIETH ANNUAL GENERAL MEETING

I/We, ____________________________________ (Name), of ____________________________________

__________________________________________ (Address) being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the “Company”) hereby appoint

		NRIC/Passport	Proportion of
Name	Address	Number	Shareholding(%)

and/or (delete as appropriate)

or failing whom, the Chairman of the Meeting, as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Twentieth Annual General Meeting (“Twentieth AGM”) of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on April 30, 2008 at 11:00 am (Singapore Time), and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Twentieth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Twentieth AGM.)

No.		Routine Business — Ordinary Resolutions	For	Against
1		To adopt the Audited Accounts of the Company for the year ended December 31, 2007, including the reports of the Directors and the Auditors.
2	(i)	To re-elect Mr. James A. Norling as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2	(ii)	To re-elect Mr Chia Song Hwee as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
3	(a)(i)	To re-appoint Mr. Charles E. Thompson as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(a)(ii)	To re-appoint Mr. Andre Borrel as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(a)(iii)	To re-appoint Mr. Pasquale Pistorio as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
3	(a)(iv)	To re-appoint Mr. Maurizio Ghirga as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
4		To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.
5	(a)	To approve Directors’ fees of $569,833 for the year ended December 31, 2007.
5	(b)	To approve Directors’ fees of up to $585,000 for the year ending December 31, 2008.
No.		Special Business — Ordinary Resolutions	For	Against
6	(a)	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
6	(b)	To authorize the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.

No.		Special Business — Ordinary Resolutions	For	Against
6	(c)	To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Share Option Plan 1999.
6	(d)	To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Employee Share Purchase Plan 2004.
6	(e)
To authorize the Directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd.

6	(f)
To authorize the Directors to offer and grant restricted share units and to allot and issue additional shares in the capital of the Company pursuant to the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007.

6	(g)
To authorize the Directors to offer and grant performance share units and to allot and issue additional shares in the capital of the Company pursuant to the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007.

No.		Special Business — Special Resolution	For	Against
7		To approve the alterations to the Articles of Association of the Company.

Dated this _________day of _______________2008.

Total Number of Shares Held

Signature(s) of Shareholder(s)/Common Seal

IMPORTANT
Please read Notes below.

NOTES:

1.	Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Twentieth AGM, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Twentieth AGM, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Twentieth AGM, or any adjournments thereof, as certified by The Central Depository (Pte) Limited to the Company.